UBS Asset Management (US) Inc.

Statement of Cash Flows
(In Thousands of Dollars)

Year Ended December 31, 2015

Operating activities	
Net income	$ 5,265
Adjustments to reconcile net income to net cash provided by operating activities:	
Non-cash items included in net income:	
Deferred tax assets	(17)
Amortization of deferred distribution costs	437
Changes in assets and liabilities:	
Receivable from affiliates	153
Receivable from third parties	203
Deferred distribution costs	(515)
Prepaid expenses	63
Income tax receivable from Parent	(172)
Income tax payable	(1,243)
Payable to affiliates	301
Accrued liabilities and accounts payable	(310)
Net cash provided by operating activities	4,165
Financing activities	
Dividend paid to Parent	(10,700)
Cash used in financing activities	(10,700)
Decrease in cash and cash equivalents	(6,535)
Cash and cash equivalents, beginning of year	29,124
Cash and cash equivalents, end of year	$ 22,589

No income tax payments were made by the Company in 2015; these items were charged through intercompany accounts. Income tax payments charged through the intercompany accounts in 2015 were $4,929.

See notes to financial statements.